LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

25 September 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

Ann. E. Mantz
Company Secretary

dlw 10/3

cc. Mr. Brian Teitelbaum (Citibank)

25 September 2002

Laura Ashley Holdings plc
("the Company")
Interim Results for the 26 weeks to 27 July 2002

Financial & Operational Highlights

- Group turnover up 6.5% to £140m (2001: £131.4m)
- Loss before tax £0.2m (2001: £2.4m profit)
- Investment in distribution and systems complete
- Strategic review of operations in Continental Europe underway
- Strong performance from Home Furnishings with 14% sales growth and like-for-like increases of 5%
- Continued excellent performance from Mail Order with sales growth of 40%

KC Ng, Chief Executive Officer, said:

"The first half of this year was extremely challenging for the Group, with a particularly poor economic environment in Continental Europe and the effects of low stocks in Fashion identified at the end of last year. The increase in turnover was offset by a number of factors which included a moderate reduction in margin in Home Furnishings together with an increase in distribution costs in providing much better service to our customers. Traditionally the last four months of the financial year is the key trading period for the Group and subject to any exceptional economic and political upheaval over this period, we expect the second half performance to be moderately better than that of the same period last year."

Enquiries:

Laura Ashley	
David Cook, Chief Financial Officer	020 7880 5100
Diana Bourne, Head of Public Relations	
Brunswick	
Tom Buchanan	020 7404 5959
Katya Reynier	
Deborah Spencer	

Results

For the 26 weeks ended 27 July 2002, Laura Ashley recorded a 6.5% increase in total Group turnover to £140.0 million (2001: £131.4 million). However, overall retail like-for-like sales for the period were flat (UK +3%, Continental Europe -10%). The Group recorded a loss before tax of £0.2 million (2001: profit before tax of £2.4 million). Last year, profit before tax included exceptional items of £0.3 million relating to the release of provisions which were no longer required. This year there were no exceptional items.

We are pleased to see turnover increasing compared to the first half of last year. However, our overheads have continued to increase due to our investment in the future of the business in areas such as systems, distribution, customer services and stores. Now that this investment is in place, we expect to reap the benefits going forward.

Home Furnishings

In the first half, our total retail sales growth was 14% (UK +16%, Continental Europe +2%) due to the increasing number of stores and like-for-like growth in existing stores of 5% (UK +6%, Continental Europe +1%). This growth has come from a new and expanded product offering, including furniture, lighting and rugs. In order to meet the increased sales volumes and improve product availability, we have increased our stock holding.

Our margin on Home Furnishings has declined due to the planned change in product mix and increased promotional activity. Furthermore, in the first half there was a one-off clearance of furniture necessitated by the move to our new distribution facility.

Fashion

In the first half, total retail sales were down 8% (UK –4%, Continental Europe –23%). Like-for-like sales were down 7% (UK -3%, Continental Europe –23%). As we noted in May, this performance reflected an over cautious attitude to stock levels and extremely difficult trading conditions in Continental Europe, particularly France and Germany.

Whilst stock levels in the past six months were below those of the same period last year, we are encouraged by the improved stock turn of our ranges and we are now happy with the level of stock in our stores. We are pleased with the new structure of the design team, but the nature of the business dictates that a true reflection of the importance of their input will not be fully appreciated until the Spring collections of 2003.

Mail Order

The strong sales growth has continued at approximately 40% compared to the first half of last year, with Home Furnishings being the key driver. Fashion Mail Order, which was introduced last year, is progressing well. The circulation of catalogues has been extended and customer recruitment has been increased as we continue to grow both sides of the business.

E-Commerce

Our transactional e-commerce site which opened in October 2001 continues to trade well. Sales are ahead of target and we now have 43,000 registered users.

Store Portfolio

In the last 6 months, the store portfolio has increased by 5 stores, resulting in a 2% increase in overall selling space. As previously reported, we have continued to open new, edge of town home furnishing stores, the most recent being Knutsford, Birmingham and Carmarthen. We now have a total of 22 such stores and they are performing well. We believe the potential number of stores in this format is much higher, but we apply strict selection criteria to ensure that each store meets the required performance.

Continental Europe

As highlighted above, our performance in Continental Europe reflects the general poor economic situation. Whilst we remain committed to the continued presence of Laura Ashley

in Continental Europe, the initial results of an ongoing strategic review have indicated that Franchising is the best way to drive the business forward. As a result, we are currently looking for suitable franchise partners as the most cost effective way to capitalise on the strength of the Laura Ashley brand. Within the next three months, we will complete the strategic review and announce any action subject to the appropriate consultation process.

Franchising and Licensing

During the first half of the year, we continued to develop our Franchising activities with the launch of 6 franchise stores in Japan, including a flagship store in Osaka. Trading in Japan has been excellent with sales up 13%.

In North America, the number of stores has steadily reduced as our franchise partner concentrates on licensing opportunities in this territory.

We are currently reviewing a number of other franchising opportunities internationally.

The Licensing business continued to perform well. We have signed new license agreements in areas such as china with Hutschenreuther (a member of the Waterford/Wedgewood Group) and fireplaces with British Gas. Terms are being negotiated for further new license business which will commence in the second half.

Distribution

Our new distribution centre in Bardon, Leicestershire, opened on schedule in May 2002. This investment in the future of our growing furniture business is already showing benefits in terms of improved customer service and increased control of the whole distribution process.

Dividend

The Board believes that it is essential to continue to invest in the development of the business at the present time. Therefore no interim dividend payment will be paid.

Current trading

Trading in the eight weeks to 21 September 2002 shows an increase in total retail sales of 3% (UK +6%, Continental Europe –13%). Within these figures, we are pleased with the performance of UK Home Furnishings which is up 13%. Total like-for-like sales are flat (UK +2%, Continental Europe –13%). Furthermore, total like-for-like margin is up 1 percentage point, with improvements in both Home Furnishings and Fashion.

In common with other retailers, we are cautious in our forecasts owing to the general climate of political and economic uncertainties internationally.

Whilst we are encouraged by our margin improvements, we recognise that the results for the first half are unsatisfactory but, subject to any exceptional economic and political upheaval, we expect the second half performance to be moderately better than that of the same period last year.

Group Profit and Loss Account

For the 26 weeks ended 27 July 2002

	26 weeks to 27 July 2002 (unaudited) Total £m	26 weeks to 28 July 2001 (unaudited) Total £m	52 weeks to 26 January 2002 (audited) Total £m
Turnover	**140.0**	131.4	276.8
Cost of sales	**(80.9)**	(74.4)	(155.1)
Gross profit	**59.1**	57.0	121.7
Total operating expenses	**(59.4)**	(55.2)	(113.2)
Operating (loss)/profit	**(0.3)**	1.8	8.5
Share of operating profit of associate	**0.6**	0.6	1.1
Profit on ordinary activities before interest	**0.3**	2.4	9.6
Interest receivable	**0.1**	0.2	0.5
Interest payable	**(0.6)**	(0.2)	(0.8)
(Loss)/profit on ordinary activities before taxation	**(0.2)**	2.4	9.3
Taxation on ordinary activities	**(0.7)**	(0.7)	(1.2)
(Loss)/profit for the financial period	**(0.9)**	1.7	8.1
(Loss)/earnings per share - basic and diluted	**(0.16)p**	0.27p	1.37p

The Group's results shown above are derived entirely from continuing operations.

Statement of Total Recognised Gains and Losses

For the 26 weeks ended 27 July 2002

	26 weeks to 27 July 2002 (unaudited) £m	26 weeks to 28 July 2001 (unaudited) £m	52 weeks to 26 January 2002 (audited) £m
(Loss)/profit on ordinary activities after taxation	**(0.9)**	1.7	8.1
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	**0.2**	(0.4)	(0.5)
Total recognised (losses)/gains for the period	**(0.7)**	1.3	7.6

Group Balance Sheet

As at 27 July 2002

	At 27 July 2002 (unaudited) £m	At 28 July 2001 (unaudited) £m	At 26 January 2002 (audited) £m
Fixed assets			
Tangible fixed assets	**45.0**	32.4	38.3
Investment in associated undertaking	**3.3**	3.0	3.1
Own shares	**0.8**	0.8	0.8
Total investments	**4.1**	3.8	3.9
	49.1	36.2	42.2
Current assets			
Stocks	**53.5**	49.0	51.7
Debtors	**30.8**	28.4	26.7
Short-term deposits and cash	**5.2**	6.5	7.0
	89.5	83.9	85.4
Creditors: amounts due within one year			
Trade and other creditors	**59.2**	49.8	53.9
Net current assets	**30.3**	34.1	31.5
Total assets less current liabilities	**79.4**	70.3	73.7
Creditors: amounts due after one year			
Trade and other creditors	**9.7**	5.2	3.1
	9.7	5.2	3.1
Provisions for liabilities and charges	**1.9**	2.9	2.1
Net assets	**67.8**	62.2	68.5
Capital and reserves			
Share capital	**29.8**	29.8	29.8
Share premium account	**85.7**	85.7	85.7
Profit and loss account	**(47.7)**	(53.3)	(47.0)
Equity shareholders' funds	**67.8**	62.2	68.5

Group Cash Flow Statement

For the 26 weeks ended 27 July 2002

	26 weeks to 27 July 2002 (unaudited) £m	26 weeks to 28 July 2001 (unaudited) £m	52 weeks to 26 January 2002 (audited) £m
Net cash (outflow)/inflow from operating activities	**(2.8)**	(5.6)	3.5
Dividends received from associated undertaking	**0.2**	0.2	0.2
Returns on investments and servicing of finance			
Interest received	**0.3**	0.2	0.4
Interest paid	**(0.3)**	(0.3)	(0.6)
Interest element of finance lease rental payments	**(0.2)**	(0.1)	(0.2)
Net cash outflow for returns on investments and servicing of finance	**(0.2)**	(0.2)	(0.4)
Net tax paid	**(0.8)**	(0.3)	(0.2)
Capital expenditure			
Acquisition of tangible fixed assets	**(11.4)**	(6.1)	(14.4)
Disposal of tangible fixed assets	**-**	-	0.2
Net cash outflow for capital expenditure	**(11.4)**	(6.1)	(14.2)
Net cash outflow before financing	**(15.0)**	(12.0)	(11.1)
Financing			
Loans taken out	**12.7**	1.8	2.5
Net cash inflow/(outflow) from capital element of finance lease rental payments	**0.4**	0.6	(0.5)
Net cash inflow from financing	**13.1**	2.4	2.0
Net decrease in cash	**(1.9)**	(9.6)	(9.1)

Reconciliation of Net Cash Flow to Movement in Net (Debt)/Funds

	26 weeks to 27 July 2002 (unaudited) £m	26 weeks to 28 July 2001 (unaudited) £m	52 weeks to 26 January 2002 (audited) £m
Net decrease in cash	**(1.9)**	(9.6)	(9.1)
Cash inflow from changes in cash and lease finance	**(13.1)**	(2.4)	(2.0)
Change in net cash resulting from cash flows	**(15.0)**	(12.0)	(11.1)
Other non-cash items:			
New finance leases	**(0.1)**	(2.6)	(2.8)
Translation differences	**0.1**	(0.2)	(0.3)
Change in net funds during the period	**(15.0)**	(14.8)	(14.2)
Net funds at the beginning of the period	**0.3**	14.5	14.5
Net (debt)/funds at the end of the period	**(14.7)**	(0.3)	0.3

Notes

1 Basis of preparation

The unaudited results for the 26 weeks ended 27 July 2002 were approved by the Board of Directors on 24 September 2002 and have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The accounting principles applied are those set out in the Annual Report and Accounts for the year ended 26 January 2002 together with any subsequent requirements thereafter.

The results for the year ended 26 January 2002 are extracted from the Group's full statutory accounts for that year.

The financial information in this statement does not constitute full statutory accounts within the meaning of Section 240 of the Companies Act 1985. Full statutory accounts for the year ended 26 January 2002 incorporating an unqualified auditors' report have been delivered to the Registrar of Companies.

2 Segmental analysis

	26 weeks to 27 July 2002 Total (unaudited) £m	26 weeks to 28 July 2001 Total (unaudited) £m	52 weeks to 26 January 2002 Total (audited) £m
Turnover			
Retail	**122.1**	114.2	241.2
Non-retail	**17.9**	17.2	35.6
	140.0	131.4	276.8

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet.
Non-retail turnover includes Licensing, Franchising and Manufacturing.

(Loss)/profit before taxation			
Branch contribution			
Retail	**11.1**	11.0	26.8
Non-retail	**4.7**	5.3	12.1
	15.8	16.3	38.9
Indirect overhead costs	**(16.1)**	(14.8)	(31.1)
Operating exceptional items	-	0.3	0.7
Operating (loss)/profit	**(0.3)**	1.8	8.5
Share of profit of associate	**0.6**	0.6	1.1
Net interest payable	**(0.5)**	-	(0.3)
(Loss)/profit on ordinary activities before tax	**(0.2)**	2.4	9.3
Net assets			
Retail	**52.7**	47.5	54.0
Non-retail	**15.1**	14.7	14.5
	67.8	62.2	68.5

Retail branch contribution reflects turnover and contribution through Laura Ashley managed stores, Mail Order and Internet, by geographical origin. Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

3 Principal exchange rates

	26 weeks to 27 July 2002		26 weeks to 28 July 2001		52 weeks to 26 January 2002	
	Average	**Period end**	Average	Period end	Average	Period end
US Dollar	**1.46**	**1.57**	1.43	1.42	1.44	1.41
Euro	**1.60**	**1.58**	1.61	1.63	1.61	1.63
Japanese Yen	**186**	**186**	174	176	176	190

4 Taxation

Taxation has been calculated by applying the rate of tax in the individual fiscal territories to the results for this period.

5 (Loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/earnings attributable to ordinary shareholders by the weighted average number of ordinary shares during the year.

	26 weeks to 27 July 2002 (unaudited)	26 weeks to 28 July 2001 (unaudited)	52 weeks to 26 January 2002 (audited)
Basic and diluted (loss)/earnings attributable to ordinary shareholders (£m)	**(0.9)**	1.7	8.1
Weighted average number of ordinary shares ('000) - basic and diluted	**594,340**	594,340	594,340
(Loss)/earnings per share	**(0.16)p**	0.27p	1.37p

6 Reconciliation of movements in shareholders' funds

	26 weeks to 27 July 2002 (unaudited) £m	26 weeks to 28 July 2001 (unaudited) £m	52 weeks to 26 January 2002 (audited) £m
(Loss)/profit for the financial period	**(0.9)**	1.7	8.1
Other recognised gains and (losses) (net)	**0.2**	(0.4)	(0.5)
Net (decrease)/addition to shareholders' funds	**(0.7)**	1.3	7.6
Opening equity shareholders' funds	**68.5**	60.9	60.9
Closing equity shareholders' funds	**67.8**	62.2	68.5

7 Profit and loss account

	(unaudited) £m
At 26 January 2002	(47.0)
Loss retained for the period	(0.9)
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	0.2
At 27 July 2002	**(47.7)**

8 Reconciliation of operating (loss)/profit to net cash (outflow)/inflow from operating activities

	26 weeks to 27 July 2002 (unaudited) £m	26 weeks to 28 July 2001 (unaudited) £m	52 weeks to 26 January 2002 (audited) £m
Operating (loss)/profit	**(0.3)**	1.8	8.5
Depreciation charge	**3.7**	2.7	6.3
Impairment of fixed assets	**-**	(0.1)	(0.1)
Loss on sale of fixed assets	**-**	-	0.3
Increase in stocks	**(1.6)**	(4.5)	(7.2)
Increase in debtors	**(4.2)**	(3.6)	(2.0)
(Decrease)/increase in creditors	**(0.2)**	(0.2)	0.2
Movement on provisions	**-**	(1.7)	(0.8)
Net cash outflow in respect of restructuring	**(0.2)**	-	(1.7)
Net cash (outflow)/inflow from operating activities	**(2.8)**	(5.6)	3.5

9 Provisions

	Restructuring £m	Pensions £m	Deferred Tax £m	Total £m
At 26 January 2002	1.1	0.8	0.2	2.1
Utilisation	(0.2)	-	-	(0.2)
At 27 July 2002	**0.9**	**0.8**	**0.2**	**1.9**

	£m
Restructuring provisions	
Rationalisation of administrative functions	0.3
Rationalisation of store portfolio	0.3
Disposal of manufacturing business	0.2
Provision for closure of European offices	0.1
	0.9